As filed with the Securities and Exchange Commission on January 5, 2024

File No. 333-272648

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

☒Post-Effective Amendment No. 1

(Check appropriate box or boxes)

Touchstone ETF Trust

(Exact Name of Registrant as Specified in Charter)

(800) 638-8194

(Area Code and Telephone Number)

303 Broadway, Suite 1100

Cincinnati, Ohio 45202

(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

E. Blake Moore, Jr.

303 Broadway, Suite 1100

Cincinnati, Ohio 45202

(Name and Address of Agent for Service)

Copies to:

Clair E. Pagnano, Esq.

K&L Gates LLP

1 Congress Street, Suite 2900

Boston, Massachusetts 02114-2023

Ndenisarya M. Bregasi, Esq.

K&L Gates LLP

1601 K Street, NW

Washington, D.C. 20006-1600

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 (333-272648) is to file Exhibit 12, Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization, as discussed in the Registrant's Form N-14 filing on June 14, 2023.

This Post-Effective Amendment No. 1 consists of the following:

Cover Sheet

Contents of the Registration Statement

Part A -- The definitive Prospectus/Proxy Statement of the Registrant as filed on July 20, 2023 pursuant to Rule 497 is incorporated herein by reference.

Part B -- The definitive Statement of Additional Information of the Registrant as filed on July 20, 2023 pursuant to Rule 497 is incorporated herein by reference.

Part C -- Other Information

Signature Page

Exhibits

Exhibit 12 - Conformed copy of Execution Opinion regarding Tax Consequences of the Reorganization for Touchstone Dynamic International ETF

PART C. OTHER INFORMATION

ITEM 15. INDEMNIFICATION

The Registrant is organized as a Delaware statutory trust and is operated pursuant to a Declaration of Trust dated February 1, 2022, that permits the Registrant to indemnify its trustees and officers under certain circumstances. Such indemnification, however, is subject to the limitations imposed by the Securities Act of 1933, as amended ("1933 Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"). The Registrant's Declaration of Trust provides that officers and trustees of the Trust shall be indemnified by the Trust against liabilities and expenses of defense in proceedings against them by reason of the fact that they each serve as an officer or trustee of the Trust. Article IX of the Registrant's Agreement and Declaration of Trust provides for indemnification of officers and Trustees as follows:

Section 2. INDEMNIFICATION.

(a)Subject to the exceptions and limitations contained in subsection (b) below;

(i)every person who is, or has been, a Trustee or an officer, employee or agent of the Trust or is or was serving at the request of the Trust as a trustee, director, officer, employee or agent of another organization in which the Trust has any interest as a shareholder, creditor or otherwise ("Covered Person") shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with: (A) any claim, action, suit or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been a Covered Person and against amounts paid or incurred by him or her in the settlement thereof; and (B) any liabilities and expenses, including, without limitation, the cost of credit monitoring, incurred by the indemnified representative as a result of the indemnified representative, while acting in an indemnified capacity, having provided personally identifiable information, including, without limitation, birthdates, social security numbers, driver's license numbers or passport numbers, to a regulator or counterparty by or with whom the Trust, or its series, is regulated or engages in business to satisfy a legal or procedural requirement of such regulator or counterparty, including, without limitation, know-your-customer or anti-money laundering requirements, and the security of such personally identifiable information is compromised and used to the detriment of the indemnified representative.

(ii)as used herein, the words "claim," "action," "suit" or "proceeding" shall apply to all claims, actions, suits or proceedings (civil, criminal, investigative or other, including appeals), actual or threatened, and the words "liability" and "expenses" shall include, without limitation, attorney's fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities whatsoever.

(b)To the extent required under the 1940 Act, but only to such extent, no indemnification shall be provided hereunder to a Covered Person;

(i)who shall have been finally adjudicated by a court or other body before which the proceeding was brought to be liable to the Trust or its Shareholders by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of the duties expressly set forth herein; or

(ii)in the event of a settlement or other disposition not involving a final adjudication as provided in paragraph (b)(i) above resulting in a payment by a Trustee or officer, unless there has been a determination that such Covered Person did not engage in bad faith, willful misfeasance, gross negligence or reckless disregard of the duties expressly set forth herein: (A) by the court or other body approving the settlement or other disposition; (B) by at least a majority of those Trustees who are neither Interested persons of the Trust nor parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

(c)The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled and shall inure to the benefit of the heirs, executors and administrators of a Covered Person.

(d)To the extent that any determination is required to be made as to whether a Covered Person engaged in conduct for which indemnification is not provided as described herein, or as to whether there is reason to believe that a Covered Person ultimately will be found entitled to indemnification, the person or persons making the determination shall afford the Covered Person a rebuttable presumption that the Covered Person has not engaged in such conduct and that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

(e)To the maximum extent permitted by applicable law, expenses in connection with the preparation and presentation of a defense to any claim, action, suit, proceeding or other matter of the character described in subsection (a) of this Section 2 shall be paid by the Trust and each Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him or her to the Trust or applicable Series if it is ultimately determined that he or she is not entitled to indemnification under this Section 2; provided, however, that any such advancement will be made in accordance with any conditions required by the Commission. The advancement of any expenses pursuant to this Section 2(e) shall under no circumstances be considered a "loan" under the Sarbanes-Oxley Act of 2002, as amended from time to time, or for any other reason.

(f)Any repeal or modification of this Article IX or adoption or modification of any other provision of this Declaration of Trust inconsistent with this Article shall be prospective only to the extent that such repeal or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification or right to advancement of expenses available to any Covered Person with respect to any act or omission that occurred prior to such repeal, modification or adoption.

(g)Nothing contained herein shall affect any rights to indemnification to which any Covered Person or other person may be entitled by contract or otherwise under law or prevent the Trust from entering into any contract to provide indemnification to any Covered Person or other person. Without limiting the foregoing, the Trust may, in connection with any transaction permitted by this Declaration of Trust, including the acquisition of assets subject to liabilities or a merger or consolidation pursuant hereto, assume the obligation to indemnify any person including a Covered Person or otherwise contract to provide such indemnification, and such indemnification shall not be subject to the terms of this Article IX unless otherwise required under applicable law.

ITEM 16. EXHIBITS

(1)Agreement and Declaration of Trust dated February 1, 2022 is herein incorporated by reference to Exhibit (a) of the Registrant's initial Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on April 8, 2022.

(2)By-Laws of the Trust dated February 1, 2022 are herein incorporated by reference to Exhibit (b) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(3)Not applicable.

(4)Form of Agreement and Plan of Reorganization is incorporated by reference as part of Part A of the Registrant's definitive Prospectus/Proxy Statement pursuant to Rule 497 (File No. 333-272648), filed with the SEC on July 20, 2023.

(5)Instruments defining rights of security holders with respect to the Registrant are contained in the Declaration of Trust and By-Laws, which are incorporated by reference to Exhibits (1) and (2) of this Item 16 of Part C.

(6)(a) Investment Advisory Agreement between the Registrant and Touchstone Advisors, Inc. is herein incorporated by reference to Exhibit (d)(1) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(6)(b) Amended Schedule A dated April 14, 2023 to the Investment Advisory Agreement between the Registrant and Touchstone Advisors, Inc. dated July 1, 2022 is herein incorporated by reference to Exhibit (d)(1)(a) of Post-Effective Amendment No. 4 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on April 26, 2023.

(6)(c) Form of Sub-Advisory Agreement between Touchstone Advisors, Inc. and Los Angeles Capital Management with respect to the Touchstone Dynamic International ETF is herein incorporated by reference to Exhibit (d)(7) of

Post-Effective Amendment No. 3 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on March 14, 2023.

(7)(a) Distribution Agreement between the Trust and Foreside Fund Services LLC is herein incorporated by reference to Exhibit (e) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333- 264194), filed with the SEC on July 11, 2022.

(7)(b) Amendment dated March 22, 2023 to the Distribution Agreement between the Trust and Foreside Fund Services LLC is herein incorporated by reference to Exhibit (e)(1) of Post –Effective Amendment No. 4 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on April 26, 2023.

(8)Not applicable.

(9)Custody Agreement between the Trust and The Bank of New York Mellon is herein incorporated by reference to Exhibit

(g) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(10)(a) Rule 12b-1 Plan is herein incorporated by reference to Exhibit (m) of the Registrant's initial Registration Statement on Form N-1A (File No. 333-264194 and 811-23789), filed with the SEC on April 8, 2022.

(10)(b) Amended Exhibit A to Plan of Distribution Pursuant to Rule 12b-1 of Touchstone ETF Trust is herein incorporated by reference to Exhibit (m)(1) of Post-Effective Amendment No. 4 to the Registrant's Registration Statement on Form N- 1A (File No. 333-264194 and 811-23789), filed with the SEC on April 26, 2023.

(11)Opinion of K&L Gates LLP, as to legality of securities being issued, is herein incorporated by reference to Exhibit 11 to the Registrant's Prospectus/Proxy Statement on Form N-14 (File No. 333-272648), filed with the SEC on June 14, 2023.

(12)

Opinion of K&L Gates LLP, as to certain tax consequences, is filed herewith.

(13)(a) Fund Sub-Administration and Accounting Agreement between Touchstone Advisors, Inc. and The Bank of New York

Mellon is herein incorporated by reference to Exhibit (h)(1) of Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 27, 2022.

(13)(b) Transfer Agency Agreement between the Registrant and The Bank of New York Mellon is herein incorporated by reference to Exhibit (h)(2) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(13)(c) Administration Agreement between the Registrant and Touchstone Advisors, Inc. is herein incorporated by reference to

Exhibit (h)(3) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(13)(d) Expense Limitation Agreement is herein incorporated by reference to Exhibit (h)(4) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(13)(e) Amended Schedule A dated April 28, 2023 to the Expense Limitation Agreement dated July 1, 2022 between the

Registrant and Touchstone Advisors, Inc. is herein incorporated by reference to Exhibit (h)(4) of Post-Effective Amendment No. 4 to the Registrant's Registration Statement on Form N-1A (File No. 333264194), filed with the SEC on April 26, 2023.

(13)(f) Master Interfund Lending Agreement is herein incorporated by reference Exhibit (h)(5)(a) of Pre-Effective Amendment

No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(13)(g) Amendment to Master Interfund Lending Agreement is herein incorporated by reference to Exhibit (h)(5)(b) of Pre-

Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

Form-of Securities Lending Agreement is herein incorporated by reference to Exhibit (h)(6) of Pre-Effective

(13)(h) Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(14)Consent of Ernst & Young LLP is herein incorporated by reference to Exhibit 14 to the Registrant's Prospectus/Proxy Statement on Form N-14 (File No. 333-272648), filed with the SEC on June 14, 2023.

(15)Not applicable.

(16)Power of Attorney is herein incorporated by reference to Exhibit 16 to the Registrant's Prospectus/Proxy Statement on Form N-14 (File No. 333-272648), filed with the SEC on June 14, 2023.

(17)Form of Proxy Card is herein incorporated by reference to Exhibit 17 to the Registrant's Prospectus/Proxy Statement on Form N-14 (File No. 333-272648), filed with the SEC on June 14, 2023.

ITEM 17. UNDERTAKINGS

(1)The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended (the "1933 Act"), the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, as amended, this registration statement on Form N-14 has been signed on behalf of the Registrant, in the City of Cincinnati and State of Ohio on the 5th day of January, 2024.

TOUCHSTONE ETF TRUST

By:	/s/ E. Blake Moore, Jr.

E. Blake Moore, Jr.

President and Trustee

As required by the Securities Act of 1933, as amended, this registration statement on Form N-14 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
*
	Trustee	January 5, 2024
Karen Carnahan
*
	Trustee	January 5, 2024
William C. Gale
*
	Trustee	January 5, 2024
Sally J. Staley
*
	Trustee	January 5, 2024
Susan M. King
*
	Trustee	January 5, 2024
Kevin A. Robie
*
	Trustee	January 5, 2024
William H. Zimmer III
*
	Trustee	January 5, 2024
Jill T. McGruder
/s/ E. Blake Moore, Jr.
	President and Trustee	January 5, 2024
E. Blake Moore, Jr.
/s/ Terrie A. Wiedenheft
Controller, Treasurer and Principal

Terrie A. Wiedenheft	Financial Officer	January 5, 2024
*By: /s/ Terrie A. Wiedenheft

Terrie A. Wiedenheft

(Attorney-in-Fact Pursuant to Power of Attorney)

EXHIBIT INDEX

(12)Opinion of K&L Gates, LLP, as to certain tax consequences